Exhibit 99.1

BIT Mining Limited Announces Name and Ticker Change

AKRON, Ohio, October 10, 2025 /PRNewswire/ – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading technology-driven cryptocurrency infrastructure company, today announced the change of its name to “SOLAI Limited” and its ticker symbol to “SLAI”.

As previously announced by the Company on August 20, 2025, its board of directors (the “Board”) resolved to (i) change the Company’s English name to “SOLAI Limited” (the “English Name Change”), subject to shareholders’ approval to be obtained at an extraordinary general meeting of shareholders (the “EGM”), and (ii) change the ticker symbol to “SLAI”. At the EGM held on October 9, 2025, the Company’s shareholders approved the English Name Change by a special resolution.

“Our transition from BIT Mining to SOLAI marks a strategic shift from crypto mining to a technology enterprise at the intersection of artificial intelligence and blockchain. We see the next wave of innovation emerging where intelligent systems connect with decentralized infrastructure — enabling faster, safer, and more efficient exchange of information and value. SOLAI is building this foundation by applying our AI and blockchain expertise to develop reliable, scalable platforms for both human and autonomous participants. We are also creating unified environments that combine intelligence and connectivity across digital ecosystems, fostering more trusted and dynamic interactions among businesses and users.” said Bo Yu, the Chairman of BIT Mining.

The Company’s American Depositary Shares (“ADSs”), each representing 100 Class A ordinary shares, par value of US$0.00005 per share, of the Company, are currently listed on the New York Stock Exchange under the ticker symbol “BTCM”. The Company’s ADSs are expected to begin trading under the Company’s new English name, “SOLAI Limited”, and its new ticker symbol, “SLAI”, effective at the opening of trading on Monday, October 20, 2025.

About BIT Mining Limited

BIT Mining Limited (to be renamed SOLAI Limited) (NYSE: BTCM) (to be changed to SLAI), is a technology-driven cryptocurrency infrastructure company expanding from its foundation in crypto mining to build a blockchain-based ecosystem spanning AI, stablecoins and payment infrastructure, and Solana treasury and staking operations — supporting use cases across institutional settlement, commerce, consumer payments, and AI-native agent transactions. By leveraging its blockchain and data infrastructure expertise, BIT Mining aims to enhance on-chain efficiency and expand participation across Solana and other blockchain ecosystems.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

Contact

Piacente Financial Communications

BITMining@thepiacentegroup.com